Exhibit 20 (i)



                              FOR IMMEDIATE RELEASE

                 THE STANLEY WORKS REPORTS 4TH QUARTER EARNINGS

New Britain, Connecticut, January 28, 1999: The Stanley Works (NYSE: "SWK") announced that "core" earnings increased 2% in its fiscal year ended January 2, 1999, but decreased 11% in its fourth quarter. Core results exclude restructuring charges, restructuring-related transition costs and certain other non-recurring costs as defined below.

Fourth quarter core net income was $44.5 million, or $.50 per diluted share, compared with prior year core earnings of $50.1 million, or $.55 per diluted share. Reported earnings were $25.8 million, or $.29 per diluted share, compared with the prior year's fourth quarter net income of $26.5 million, or $.29 per diluted share. These amounts reflect $27.8 million, or $.21 per share, of restructuring-related transition and other non-recurring costs incurred in the fourth quarter this year and $29.6 million, or $.20 per share in the prior year.

Net sales declined 3% to $676 million from $699 million last year. These results included 3% growth from acquisitions, more than offset by a 6% decline in ongoing business. A fourteenth week in the fourth quarter of 1997 accounted for approximately half of the volume decrease. Volume was soft in hand tools in the U.S., hand tools and fastening systems in Europe, and across industrial and commercial markets in North America.

John M. Trani, Chairman and Chief Executive Officer, commented: "Weak order rates experienced in September continued throughout the quarter. Industrial markets remained soft and the normal year-end flurry of retail customer orders did not materialize, particularly in the U.K. and France. Existing inventory levels at key customers are sufficient and now are a quarterly focus for them as well."

Core gross margin in the fourth quarter was 33.3% of sales versus 34.3% in 1997, as a result of lower volume and a mix to lower-margin consumer products. In addition, productivity programs and successful pricing initiatives were more than offset by continued production and distribution inefficiencies.

Selling, general and administrative expenses, excluding restructuring- related transition costs and other non-recurring costs, were 22.4% of sales, up from 21.9% in the fourth quarter last year. This increase


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resulted  from  higher  selling  costs  as  anticipated  for  the  MacDirect(TM)
initiative, increased engineering expenses, and costs to improve customer service. Core operating margin decreased to 10.8% of sales from 12.4% in the prior year. Interest expense increased to $5.7 million from $3.7 million, reflecting working capital increases and acquisition funding.

For the full year 1998, core earnings increased 2% and earnings per share 3% to $193 million or $2.14 per diluted share in 1998 versus $188 million or $2.08 per share in 1997. Net sales were $2,729 million, a 2% increase over 1997. Volume from ongoing businesses was up 2% on the strength of mechanics tools.

The company's income tax rate on core earnings decreased to 30.4% for the fourth quarter and 36% for the full year 1998 from 37.5% in both comparable periods of 1997. These decreases reflected favorable tax settlements in the fourth quarter that yielded cash refunds, as well as tax initiatives that were finalized during the quarter.

Mr. Trani stated: "While the quarter was below our expectation, there are several encouraging signs. First, fill rates in our Hardware product line have been fixed, and we are aggressively pursuing orders. Second, overall fill rates have been improving slowly and the 80,000-sku reduction is nearing completion, representing 61% of the total stock-keeping units. Third, MacDirect(TM) continues to grow at a double-digit rate. Fourth, the ZAG acquisition is proving to be a winner, and we expect double-digit growth in its sales and earnings in 1999. ZAG's backlog went from less than $2 million at the end of 1997 to nearly $9 million at the end of 1998 primarily as a result of winning business at several large Stanley customers.

"Nonetheless, the inefficiencies in our manufacturing processes are all too clear. The complexity of our operating structure and lack of an integrated production and sales planning system have resulted in more than $50 million in higher costs to improve customer service through sheer brute force. The good news is that these problems are correctable, although not overnight."

Transition and other costs incurred in the fourth quarter were $28 million and represented consulting, moving, start-up and duplicative facility costs incurred in connection with the company's reallocation of resources announced in mid-1997 and year-2000 compliance costs. To a great extent, the latter expenditures are being incurred for systems advances that move the company toward a single set of operating systems.

The Stanley Works, an S&P 500 company, is a worldwide supplier of tools, hardware and door systems for professional, industrial and consumer use.


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Investors    Gerard J. Gould                Media     Vance N. Meyer
Contact:     Director, Investor Relations   Contact:  Director,
               (860) 827-3833 office                  Communication & Public
               (860) 658-2718 home                    Affairs
                                                        (860)  827-3871 office
                                                        (203)  795-0581 home

This press release contains forward looking statements as to the company's ability improve customer service and to obtain revenue growth. Cautionary statements accompanying these forward-looking statements are set forth, along with this news release, in a Form 8-K filed with the Securities and Exchange Commission today.

The Stanley Works corporate press releases are available through PR Newswire's "Company News On-Call" service. By FAX: dial 1-800-758-5804, ext. 874363 or on the internet at: http://www.prnewswire.com or http://www.stanleyworks.com.




































                               Page 6 of 10 Pages



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                 THE STANLEY WORKS AND SUBSIDIARIES
                     CONSOLIDATED BALANCE SHEETS
                   (Unaudited, Millions of Dollars)



                                                January 2       January 3
                                                   1999            1998

ASSETS
   Cash and cash equivalents                   $   110.1       $   152.2
   Accounts receivable                             517.0           472.5
   Inventories                                     380.9           301.2
   Other current assets                             78.4            79.4

        Total current assets                     1,086.4         1,005.3

   Property, plant and equipment                   511.4           513.2
   Goodwill and other intangibles                  196.9           104.1
   Deferred income taxes                            34.0            36.1
   Other assets                                    104.2           100.0

                                               $ 1,932.9       $ 1,758.7


LIABILITIES AND SHAREHOLDERS' EQUITY
   Short-term borrowings                       $   222.0       $   130.8
   Accounts payable                                172.1           155.5
   Accrued expenses                                217.7           236.7
   Accrued restructuring                            90.3            99.7

        Total current liabilities                  702.1           622.7

   Long-term debt                                  344.8           283.7
   Other long-term liablities                      216.6           244.5
   Shareholders' equity                            669.4           607.8

                                               $ 1,932.9       $ 1,758.7








                               Page 7 of 10 Pages

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                  THE STANLEY WORKS AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF OPERATIONS
        (Unaudited, Millions of Dollars Except Per Share Amounts)




                            Fourth Quarter           Twelve Months
                             1998     1997          1998       1997

Net Sales                  $ 675.8  $ 698.8     $ 2,729.1  $ 2,669.5

Costs and Expenses
  Cost of sales              455.7    469.3       1,792.8    1,783.4
  Selling, general and
    administrative           174.8    172.5         684.7      627.7
  Interest - net               5.7      3.7          23.1       16.6
  Other - net                  3.5      2.7          13.1       21.9
  Restructuring and
    asset write-offs             -        -             -      238.5

                             639.7    648.2       2,513.7    2,688.1

Earnings (Loss) before
    income taxes              36.1     50.6         215.4      (18.6)

Income Taxes                  10.3     24.1          77.6       23.3

Net Earnings (Loss)        $  25.8  $  26.5     $   137.8  $   (41.9)

Net Earnings (Loss) Per
    Share of Common Stock

     Basic                 $  0.29  $  0.30     $    1.54  $   (0.47)

     Diluted               $  0.29  $  0.29     $    1.53  $   (0.47)

Dividends per share        $ 0.215  $  0.20     $     .83  $    0.77

Average shares outstanding
    (in thousands)

     Basic                  89,375   89,517        89,408     89,470

     Diluted                89,745   90,534        90,193     89,470











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